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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of July, 2008

Commission File Number 28980

ROYAL STANDARD MINERALS INC.

(Translation of registrant's name into English)

3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473

(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Royal Standard Minerals Inc. (Registrant)
Date: July 29, 2008
By \S\ Roland M. Larsen President & CEO
SEC1815 (04-07)

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ROYAL STANDARD MINERALS INC.

RSM HAS ACQUIRED A 100% INTEREST IN A COAL PROJECT IN EASTERN KENTUCKY

RSM HAS APPOINTED AN ADDITIONAL DIRECTOR TO THE BOARD OF DIRECTORS, TO INCLUDE APPOINTMENTS TO FILL THE POSITIONS OF CHIEF FINANCIAL OFFICER AND TREASURER

C.U.S.I.P. # 780919106	TSX.V:RSM
LISTED: STANDARD & POORS	OTCBB:RYSMF
FOR IMMEDIATE RELEASE

ROYAL STANDARD MINERALS INC., “RSM”, JULY 29, 2008, PIKEVILLE, KENTUCKY, RSM has acquired a 100% interest in a surface mine coal project in Wolfe County, Kentucky. This transaction closed on July 28, 2008. The transaction cost was $431,000 to include $250,000 to acquire the project and $181,000 reclamation bond to cover the state of Kentucky reclamation requirements for this property. The property consists of approximately 1,000 acres of coal mineral rights under lease to include an equivalent 7% royalty on produced coal product.

The Company is pleased to announce that the Board of Directors have appointed a new Director to the board, and has filled management positions to include the position of Chief Financial Officer and Treasurer effective July 21, 2008. The appointment of Mr. Joseph Cornwell as a new Director to the Board of Directors is expected to be confirmed at the next annual meeting bringing the total number of directors to six. We are very happy to have Mr. Cornwell on the board as his background in the financial community will add a new dimension to the Company’s exposure to contacts that can assist the with future financings and will serve to accelerate corporate growth. Joe has been in the stock brokerage business early in his career and later has operated a successful consulting firm that targets small and medium capitalization companies by providing assistance with strategic financial and other support that will help promote growth.

Mr. Leon Walker has agreed to come on as the Chief Financial Officer (CFO). Mr. Walker is a CPA and partner with a Washington, DC accounting firm. He has more than 40 years of accounting and business related background including previous experience as a CFO, Leon will act as RSM’s CFO effective July 21, 2008. The Board of Directors are pleased that Mr. Walker has agreed to fill this very important position within RSM.

Mr. James Dunlop has agreed to come on as Treasurer of the Company. Mr. Dunlop is currently and has been a director of RSM for the past several years. He has agreed to add the position of Treasurer to his position as director.

RSM is an exploration and development company with interests in coal and precious metals in the United States.

The information presented in this press release is subject to the various regulatory approvals.

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information Please call Roland Larsen @ (804) 580-8107 or FAX @ (804) 580-4132 Visit our website at Royalstandardminerals.com